Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated October 12, 2007 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended August 31, 2007 compared to the same period in the previous year. At October 12, 2007, the Company had 104.7 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s August 31, 2007 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2006, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”, respectively, effective for the Company’s first quarter commencing December 1, 2006 whereby the Company is required to disclose comprehensive income and its components.

All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, U.S.A., and British Columbia, Canada, with two properties under construction, two properties progressing toward development and numerous early-stage exploration properties. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources. In August 2006, the Company received its final permits and Board of Directors approval for construction of the Rock Creek/Big Hurrah mine. Construction is anticipated to be completed in the last quarter of 2007, with commercial production expected to begin in the first quarter of 2008. The Rock Creek and Big Hurrah projects are located near Nome, Alaska.

In June 2007, the Company obtained the necessary provincial and federal permits for the Board of Directors to approve construction of its Galore Creek copper-gold-silver project in northwestern British Columbia. Pre-construction activities had commenced prior to June 2007, including payments for purchases of camps and other costs related to mobilization of equipment and contractors, but full construction commenced in June 2007. In addition to these properties, NovaGold is advancing two of the largest undeveloped resources in North America: the Donlin Creek gold project in Alaska in joint venture with a subsidiary of Barrick Gold Corporation (“Barrick”), and the Ambler copper-zinc-silver-gold project in Alaska in partnership with subsidiaries of Rio Tinto.

At August 31, 2007, NovaGold had $126.7 million of unrestricted cash (including $43.8 million of cash in the Galore Creek partnership) and $58.8 million of marketable securities available for sale at quoted market value. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

On June 1, 2007, the Company completed the exercise of its option to purchase 100% of the mining claims of the main Galore Creek copper-gold-silver deposit by paying the final US$12.5 million of a US$20.3 million purchase price for the acquisition of Stikine Copper Limited, the owner of the core mineral claims that contain all of the Company’s proven and probable reserves at the Galore Creek project. NovaGold’s financial earn-in requirements under the Agreement have been satisfied and all of Stikine Copper’s assets are owned 100% by NovaGold. Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received and an additional $9.7 million was recorded as a future income tax liability related to the fair value of the assets acquired that do not have a corresponding income tax basis. Subsequent to the acquisition, the future income tax liability has been adjusted for the benefit of a corporate tax rate reduction enacted on June 12, 2007.

On August 1, 2007, the Company formed a 50%-50% partnership with Teck Cominco Limited (“Teck Cominco”) at the Galore Creek project. The activities of the Galore Creek partnership are being conducted by the Galore Creek Mining Corporation (“GCMC”). The Company contributed its assets in the Galore Creek project to the partnership and Teck Cominco is funding an initial contribution of approximately $537 million, plus 50% of reclamation bonds. After the initial contribution is completed, both partners will be equally responsible to fund the project going forward. The Company determined that the Galore Creek partnership is a variable interest entity and consequently has used the principles of AcG-15 and FIN 46 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that NovaGold is the primary beneficiary and consolidated the activities of the Galore Creek partnership from August 1, 2007. The expenditures on the Galore Creek project have been recorded in property, plant and equipment for construction in progress costs and mineral properties and related deferred costs for exploration and development costs. Teck Cominco’s contributions to date of $77.6 million at August 31, 2007 have been recorded as a non-controlling interest in the partnership.

Results of operations

For the three months ended August 31, 2007, the Company reported a loss of $4.2 million (or $0.04 per share) compared to a loss of $2.6 million (or $0.03 per share) for the corresponding period in 2006. Higher losses are due to the comparative period including a $3.5 million future income tax recovery compared with a $1.2 million future income tax recovery in the current period. The improvement in financial results before tax is primarily due to professional fees during the quarter ended August 31, 2006 relating to costs of responding to an unsolicited take-over bid.

For the nine-month period ended August 31, 2007, the Company had losses of $12.2 million (or $0.13 per share) compared to losses of $11.1 million (or $0.14 per share) for the corresponding period in 2006. For the nine months ended August 31, 2007, total

NovaGold Resources Inc. Third Quarter Report 2007

expenses and other items increased by $3.3 million, including a $0.9 million increase in general and administrative expenditures, a $1.5 million increase in salaries, a $1.0 million increase in corporate development and communication costs, $0.7 million of exploration costs and a $4.0 million increase in foreign exchange loss, offset by a $1.9 million decrease in professional fees and a $2.8 million decrease in stock-based compensation. The Company also realized a $4.2 million gain on the sale of its investment in Pioneer Metals Corporation (“Pioneer”) and a $0.5 million decrease in future income tax recovery.

Revenues for the three-month period ended August 31, 2007 were $2.2 million compared to $2.5 million in the corresponding period in 2006. The Company generates modest revenues from land and gravel sales and gold royalties. The decrease in revenues for the quarter relates mainly to less interest income realized relating to cash balances invested during the quarter, and the timing of financings and expenditures.

Revenues for the nine-month period ended August 31, 2007 were $5.3 million compared to $6.2 million for the comparable period in 2006. Revenues decreased in the nine-month period in 2007 due to a $0.4 million decrease in land sales and a $0.45 million decrease in interest income recorded due to the timing of the completion of the equity offering in April 2007, whereas the prior period equity offering was completed in February 2006.

Expenses for the three months ended August 31, 2007 were $7.6 million compared to $8.6 million for the same period in 2006. During the quarter, the Company recorded a foreign exchange loss of $1.0 million resulting from the effect of the strengthening of the Canadian dollar on the Company’s US dollar cash balances compared to a foreign exchange gain of $0.6 million for the same period in 2006. The Company recorded $1.2 million for stock-based compensation during the same period in 2007 and 2006. Salaries expense increased to $1.6 million in 2007 compared to $1.1 million in 2006. The increase is due to expansion of staff to support an overall increase in business activities. Professional fees decreased to $1.8 million in 2007 from $5.4 million in 2006 due to payments made in 2006 related to the takeover defense. The Company also recorded generative exploration expenditures of $0.4 million with no comparative figure in the prior year.

Expenses for the nine months ended August 31, 2007 were $22.1 million compared to $18.8 million in the corresponding period in 2006. For the nine-month period, general and administrative expenses, corporate development and professional fees decreased by $0.1 million and salaries increased by $1.5 million over the same period in 2006. The Company also expended $0.7 million on generative exploration activities with no comparable figure in the prior year. The overall increases are primarily due to the Company’s growth and increased activity. The Canadian dollar’s strengthening in the nine-month period ended August 31, 2007 resulted in a $4.0 million increase in the foreign exchange loss recorded during this period compared to the same period in 2006.

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. For the three-month period ended August 31, 2007, the Company recorded a net gain of $7,000 from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net gain of $184,000 for the same period in 2006. For the nine-month period ended August 31, 2007, the Company recorded a net loss of $394,000 compared to a net gain of $348,000 recorded in the comparative period in 2006.

At August 31, 2007, the Company had an unrecorded gain of $12.8 million in its Alexco holdings.

Selected financial data

The following unaudited quarterly information is prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	8/31/07	5/31/07	2/28/07	11/30/06	8/31/06	5/31/06	2/28/06	11/30/05
	$	$	$	$	$	$	$	$
Net revenues	2,173	1,946	1,062	2,080	2,391	2,213	1,409	1,256

Income (loss) for the quarter	(4,159)	(3,212)	(4,861)	(19,346)	(2,578)	(8,629)	102	2,577

Income (loss) per share – basic and diluted	(0.04)	(0.03)	(0.05)	(0.20)	(0.03)	(0.10)	0.00	0.04

Expenditures on mineral properties and related deferred costs(1)
USA	27,203	25,969	18,133	16,088	27,461	3,254	1,641	4,221
Canada	25,981	2,156	3,645	18,081	11,501	1,599	5,274	17,433

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments, stock-based compensation and future income taxes, net of recoveries, write-downs, disposals, option payments received and other tax related items.

NovaGold Resources Inc. Third Quarter Report 2007

Factors that can cause fluctuations in the Company’s quarterly results have historically been the timing of stock option grants, the impact of future income taxes, equity investment gains and losses and, in the past year, the costs associated with the Barrick unsolicited takeover bid. The main fluctuations over the previous eight quarters related mainly to stock options, taxation, foreign exchange fluctuations and takeover defense costs. None of the Company’s properties are yet in production; consequently, the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and finish by the end of the year. During the nine-month period ended August 31, 2007, the Company expended $103.1 million on mineral properties and related deferred costs (quarter ended August 31, 2007 – $53.2 million). Included in this amount was US$52.2 million (quarter ended August 31, 2007 – US$18.9 million) accrued for work carried out on the Donlin Creek project by Barrick, based on the Company’s 70% ownership of the Donlin Creek project, and includes interest charges capitalized during the nine-month period of US$2.3 million (quarter ended August 31, 2007 – US$1.0 million). Under the Donlin Creek Mining Venture Agreement with Barrick, following an election by NovaGold since March 31, 2006, Barrick has been funding NovaGold’s share of exploration and development at Donlin Creek.

During the nine-month period ended August 31, 2007, the Company incurred expenditures of $29.8 million on mineral property and related deferred costs on the Galore Creek project (quarter ended August 31, 2007 – $25.6 million). The majority of the expenditures at Galore Creek relate to the exercise of the option to purchase 100% of the Galore Creek claims as part of the Galore Creek Option Agreement. On June 1, 2007, the Company paid US$12.5 million (Cdn$13.3 million) to complete the acquisition. An additional $9.7 million was recorded as a future income tax liability related to the fair value of the assets acquired that do not have an income tax basis.

During the nine-month period ended August 31, 2007, the Company also spent $1.56 million on the Copper Canyon project immediately adjacent to the Company’s Galore Creek property. The majority of the expenditure was related to the fair value of the Company’s 74,074 common shares issued during the quarter ended February 28, 2007 as part of NovaGold’s property option agreement.

Liquidity and capital resources

At August 31, 2007, the Company held $126.7 million in cash and cash equivalents. During the quarter ended May 31, 2007, the Company completed an equity offering for net proceeds of $217.2 million after commissions and expenses of $12.0 million. Also during the second quarter, the Company generated proceeds from the sale of Pioneer shares of $5.9 million, resulting in a gain realized in the second quarter of $4.2 million. Subsequent to the formation of the Galore Creek partnership on August 1, 2007, Teck Cominco funded $77.6 million into the partnership of which $43.8 million remained in cash and cash equivalents at August 31, 2007.

The Company expended $48.3 million on net operating activities during the nine-month period ended August 31, 2007 compared with positive cash flows from net operating activities of $12.5 million for the same period in 2006. Major changes in non-cash working capital in the first nine months were payment of $11.5 million of takeover defense costs that were accrued at November 30, 2006 and increases in deposits and other receivables of approximately $10 million related to construction activities at Galore Creek.

In the nine-month period ended August 31, 2007, the Company generated $298.4 million in cash flows from financing activities compared with $196.2 million in 2006. Of this amount, $217.2 million resulted from the equity financing, $3.6 million resulted from stock option and warrant exercises and $77.6 million resulted from Teck Cominco’s funding of the Galore Creek project.

The Company expended $230.0 million on investing activities in 2007 compared with $84.2 million in 2006. A total of approximately $131 million was expended on construction-related costs at the Galore Creek project, including payments for pre-construction purchases of camps and other costs related to planned mobilization of equipment upon receipt of all approvals necessary to commence construction, and on construction activities after permits were received in June 2007 related to roads, tunnels and bridges. In addition, approximately $45 million was expended at the Rock Creek project related to equipment purchases and the construction of processing facilities, the plant site and buildings for the mine.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

At August 31, 2007, the Company’s aggregate commitments for operating leases totaled $2.7 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at August 31, 2007 in the amount of $6.0 million for construction activities related to road, tunnels and bridge infrastructure at the Company’s Galore Creek project, which started in the latter half of 2006, and US$6.0 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the end of 2007. The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The Company is in dispute with Barrick on the percentage ownership of the Donlin Creek project. Each company believes it owns or will own 70% of the project and therefore, the expenditures of US$84.0 million, including accrued interest of US$3.0 million, recorded for the project in the Company’s financial statements may be overstated.

NovaGold Resources Inc. Third Quarter Report 2007

Commitments at August 31, 2007 are approximately as follows:

				in millions of Canadian dollars
	Operating	Galore	Rock	Donlin
	Leases	Creek	Creek	Creek	Total
	$	$	$	$	$
2007	0.2	108.2	6.0		114.4

2008	0.4				0.4

2009	0.4				0.4

2010	0.3				0.3

2011	0.3				0.3

Thereafter	1.1			85.7	86.8

The Company has no significant financial or other instruments except that its cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest-possible investment ratings and with terms of 90 days or less that can be easily liquidated.

Outlook

At August 31, 2007, the Company had cash and cash equivalents of $126.7 million and marketable securities available for sale with a quoted market value of $58.8 million. In July 2007, the Company reassessed the total capital costs for Rock Creek at US$120 million and at August 31, 2007 approximately US$30 million remained to be incurred. Poor weather conditions and lack of available manpower for the contractors (an ongoing problem in the construction sector) have continued to be a problem at Rock Creek and costs may increase as a result of this. The Company currently expects to commence commercial production in the first quarter of 2008. Mine operating crews are developing the open pit and stockpiling ore encountered while accessing the waste rock being used for construction of the tailings facility, roads and other facilities. Construction crews have enclosed the mill building and installed all of the processing equipment and NovaGold has begun testing of the processing circuits, focusing initially on the crushing system.

At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 conducting 70,000 meters of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work and feasibility and engineering work. As of August 31, 2007, US$67 million of the budget had been incurred.

Construction is underway at the Galore Creek project to build a mine on the property anticipated to have a nominal throughput of 65,000 tonnes per day subject to potential increases as discussed below and expected, when in operation, to produce on average 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver annually during the first five years of production.

GCMC has engaged AMEC to prepare an updated feasibility study to, amongst other things, support the project financing of Galore Creek. The updated feasibility study is expected to result in significant increases to capital costs resulting from, among other things, the inclusion of additional power line costs in connection with the higher-capacity line described below, and escalating local and worldwide construction costs; further optimization of the project, including potential modifications to grind size and the significant strengthening of the Canadian dollar against the U.S. dollar. Capital cost increases are expected to be partially offset by improvements in operating costs. The updated feasibility study is targeted to be complete in the first half of 2008, but revised costs for the project may be available earlier than that.

The Galore Creek partnership and the Company’s subsidiary, Coast Mountain Hydro, have entered into a support agreement with certain BC Crown Corporations on a proposed high-capacity 287-kV Northwest Transmission Line. The proposed line will deliver power from Terrace to Bob Quinn Lake, near the Galore Creek project. The BC government has estimated the total cost at $400 million and the partnership would be expected to pay approximately $158 million of that amount, with partial reimbursement to the partnership by Coast Mountain Hydro when, and if, the Company’s Forrest Kerr run-of-river hydroelectric project near Bob Quinn is constructed.

As of October 12, 2007, NovaGold anticipates funding its planned activities for 2007 from available cash. Teck Cominco’s funding of construction costs for Galore Creek is currently expected to cover costs until at least mid-2008.

Related party transactions

On December 21, 2006, Alexco Resource Corp. (“Alexco”) completed a financing wherein the Company purchased 1,048,500 Units on a non-brokered basis to maintain its pro-rata ownership of Alexco, which the Company considers a strategic investment. Each Unit was purchased at a price of $4.75 and consists of one common share and one half of one transferable common share purchase warrant that entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months. The Company’s current ownership in Alexco is approximately 18.6%.

Change in accounting policies

Effective as of the first quarter commencing December 1, 2006, the Company has adopted the guidelines governed by Sections 1530

NovaGold Resources Inc. Third Quarter Report 2007

and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 impacts the retained earnings and losses of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $30.1 million, which was reported as an adjustment to the opening balance of accumulated comprehensive income. For the nine-month period ended August 31, 2007, the Company reported a net unrealized gain of $1.5 million (for the quarter ended August 31, 2007 – net unrealized gain of $2.3 million).

The Company has also adopted new accounting policies for supplies inventory and capitalized interest. Supplies inventory consists of equipment, supplies and spare parts to be consumed in the operations at the Rock Creek mine. Interest costs relating to the construction in progress of mineral properties and related deferred costs are capitalized until commercial production is achieved. See notes 2 and 7 of the unaudited consolidated financial statements for the nine months ended August 31, 2007 for further disclosure.

Critical accounting estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur that may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development of mines and properties, and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this competition, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Stock options

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Risk factors

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered, that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a

NovaGold Resources Inc. Third Quarter Report 2007

mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements, and acquisition of title to the properties is completed only when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties and satisfactory completion of certain pre-feasibility studies and third-party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write down its previously capitalized costs related to that property. The Company does not believe that Barrick will meet the back-in requirements on the Donlin Creek project and has thus provided for 70% of the costs effective from April 1, 2006. If it is concluded that Barrick successfully completes the back-in requirements by November 13, 2007, leaving NovaGold with 30% of Donlin Creek, NovaGold’s currently reported long-term payables and mineral property and related deferred costs would reduce by US$24 million.

Resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that these levels of gold, copper and silver will be realized. Declines in the market price for gold or copper may adversely affect the economics of a reserve or resource and may require the Company to reduce its estimates.

Price volatility – gold and other metals

The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that, if commercial quantities of gold and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

NovaGold Resources Inc. Third Quarter Report 2007

NovaGold Resources Inc.
Consolidated Financial Statements
August 31, 2007

NovaGold Resources Inc. Third Quarter Report 2007

Consolidated Balance Sheets – Unaudited

	in thousands of Canadian dollars
	August 31	November 30
	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	126,682	106,583
GST and other receivables	8,822	3,420
Temporary investments (note 5)	33,967	3,534
Deposits and prepaid amounts	6,334	1,031
Supplies inventory	4,445	-

	180,250	114,568

Accounts receivable	291	395
Land	1,713	1,718
Property, plant and equipment (note 4)	376,137	129,747
Mineral properties and related deferred costs (note 6)	397,283	294,196
Power project development costs (note 2)	2,624	1,386
Investments (note 5)	12,031	7,188
Investment tax credits	6,708	6,127
Reclamation bonds	25,128	10,099

	1,002,165	565,424

Liabilities
Current liabilities
Accounts payable and accrued liabilities	87,207	38,865
Loan payable	200	200
Asset retirement obligation	863	916

	88,270	39,981

Other liabilities (note 6)	89,064	34,039
Future income taxes	59,758	49,965

	237,092	123,985

Non-controlling interest (note 3)	77,606	-

Shareholders’ equity
Share capital (note 7)	756,982	533,658
Contributed surplus	820	820
Stock-based compensation (note 7)	20,041	16,674
Warrants	9,178	9,178

	787,021	560,330
Deficit	(131,123)	(118,891)
Accumulated other comprehensive income (note 2)	31,569	-
	(110,206)	(118,891)

	687,467	441,439

	1,002,165	565,424

Nature of operations (note 1)
Commitments and contingencies (note 9)

(See accompanying notes to consolidated financial statements)

/s/ Rick Van Nieuwenhuyse	Director	/s/ James Philip	Director
Approved by the Board of Directors

NovaGold Resources Inc. Third Quarter Report 2007

Consolidated Statements of Operations and Deficit – Unaudited

	in thousands of Canadian dollars,
	except for per share and share amounts
	Three months ended		Nine months ended
	August 31	August 31	August 31	August 31
	2007	2006	2007	2006
	$	$	$	$
Revenue
Land, gravel, gold and other revenue	344	307	812	1,176
Interest income	1,898	2,167	4,479	5,006

	2,242	2,474	5,291	6,182

Cost of sales	69	83	110	169

	2,173	2,391	5,181	6,013
Expenses and other items
Corporate development and communication	405	324	1,992	1,008
Exploration	428	-	672	-
Foreign exchange (gain) loss	1,002	(635)	4,717	705
General and administrative	1,081	1,192	3,488	2,612
Professional fees	1,826	5,368	4,535	6,471
Reclamation	-	-	-	52
Salaries	1,625	1,141	4,611	3,067
Salaries – stock-based compensation (note 7)	1,203	1,214	2,105	4,925

	7,570	8,604	22,120	18,840

Gain on dilution from equity investment	(87)	(104)	(115)	(398)
(Income) loss from equity investment	80	(80)	509	50
Gain on disposal of investment	-	-	(4,196)	-

Loss for the period before income taxes	(5,390)	(6,029)	(13,137)	(12,479)
Future income tax recovery	(1,231)	(3,451)	(905)	(1,374)

Loss for the period	(4,159)	(2,578)	(12,232)	(11,105)

Deficit – beginning of period	(126,964)	(96,967)	(118,891)	(88,440)

Deficit – end of period	(131,123)	(99,545)	(131,123)	(99,545)

Loss per share
Basic and diluted	(0.04)	(0.03)	(0.13)	(0.14)

Weighted average number of shares (thousands)	104,603	89,776	96,937	77,556

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Third Quarter Report 2007

Consolidated Statements of Comprehensive Income – Unaudited

	in thousands of Canadian dollars
	Three months ended	Nine months ended
	August 31	August 31
	2007	2007
	$	$
Net loss for the period before comprehensive income	(4,159)	(12,232)
Unrealized gain on available-for-sale investments (note 5)	2,330	5,744
Less: realized gain on sale of Pioneer Metals Corporation shares	-	(4,196)
Future income tax effect	51	(121)

Comprehensive loss	(1,778)	(10,805)

Consolidated Statement of Changes in Shareholders’ Equity – Unaudited

in thousands of Canadian dollars
August 31
2007
$
Share capital
Balance – beginning of period	533,658
Issued pursuant to stock option agreements	4,625
Issued pursuant to warrant agreements	75
Issued pursuant to property agreement	1,433
Issued pursuant to public offering	217,191

Balance – end of period	756,982

Contributed surplus
Balance – beginning and end of period	820

Stock-based compensation
Balance – beginning of period	16,674
Stock option grants	4,455
Fair value of exercises	(1,088)

Balance – end of period	20,041

Warrants
Balance – beginning and end of period	9,178

Deficit
Balance – beginning of period	(118,891)
Loss for the period	(12,232)

Balance – end of period	(131,123)

Accumulated other comprehensive income
Transition adjustment to opening balance (note 2)	30,142
Unrealized gains on available-for-sale investments for the period (note 5)	5,744
Less: realized gains on available-for-sale investments for the period (note 5)	(4,196)
Future income tax on unrealized gains	(121)

Balance – end of period	31,569

Total shareholders’ equity	687,467

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Third Quarter Report 2007

Consolidated Statements of Cash Flows – Unaudited

	in thousands of Canadian dollars
	Three months ended		Nine months ended
	August 31	August 31	August 31	August 31
	2007	2006	2007	2006
	$	$	$	$
Cash flows used in operating activities
Loss for the period	(4,159)	(2,578)	(12,232)	(11,105)
Items not affecting cash
Amortization	76	219	215	391
Future income tax recovery	(1,231)	(3,451)	(905)	(1,374)
Gain on sale of investments (note 5)	-	-	(4,196)	-
Foreign exchange gain	(194)	-	(4,785)	-
Gain on dilution from equity investment	(87)	(104)	(115)	(398)
(Gain) loss from equity investment	80	(80)	509	50
Stock-based compensation	1,203	1,214	2,105	4,925

Net change in non-cash working capital
(Increase) decrease in GST and other receivables, deposits and prepaid amounts	(10,623)	(278)	(10,704)	270
(Increase) decrease in supplies inventory	(3,068)	4	(3,068)	8
Increase (decrease) in accounts payable and accrued liabilities	502	20,393	(15,159)	19,695

	(17,501)	15,339	(48,335)	12,462

Cash flows from financing activities
Proceeds from issuance of common shares – net	447	2,364	220,802	196,222
Proceeds from non-controlling interest	77,606	-	77,606	-

	78,053	2,364	298,408	196,222

Cash flows used in investing activities
Acquisition of property, plant and equipment	(103,926)	(35,550)	(175,543)	(42,225)
Increase in power project development costs	(249)	(368)	(1,239)	(368)
Decrease in accounts receivable	19	9	103	183
Expenditures on mineral properties and related deferred costs – net	(20,398)	(19,335)	(37,800)	(31,408)
Increase in reclamation bonds (note 6)	(6,064)	(7,570)	(15,710)	(7,619)
Proceeds on sale of investments (note 5)	-	-	5,882	-
Increase (decrease) in investments	-	210	(5,667)	(2,790)

	(130,618)	(62,604)	(229,974)	(84,227)

(Decrease) increase in cash and cash equivalents during the period	(70,066)	(44,901)	20,099	124,457
Cash and cash equivalents – beginning of period	196,748	202,675	106,583	33,317

Cash and cash equivalents – end of period	126,682	157,774	126,682	157,774

Supplemental disclosure
Stock-based compensation realized	64	260	1,089	774
Shares issued for option agreement	-	-	1,433	1,087
Shares issued for power generation and transmission rights acquisition	-	43,705	-	43,705
Increase in accounts payable and accrued liabilities and other liabilities related to mineral properties, construction in process and supplies inventory	63,502	38,118	118,508	37,983
Interest received	2,394	2,060	4,360	4,339

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Third Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

1	Nature of operations

NovaGold Resources Inc. (the “Company”) is a natural resource company engaged in the exploration and development of gold and copper properties in North America. Construction of the Company’s Rock Creek mine, located in Nome, Alaska, began in the summer of 2006 and is ongoing. Pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project, located in northwestern British Columbia, started in the latter half of 2006 and construction activities began in June 2007 and are expected to continue through 2012. In June 2007, the Company received the relevant construction permits for Galore Creek allowing the Board of Directors to approve the start of construction. The Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is in the process of exploring its mineral properties and, with the exception of the Galore Creek project, has not yet determined whether these properties contain reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable resources, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to continue operations and to complete the development of its projects, and upon future profitable production or proceeds from the disposition thereof.

2	Accounting policies

Basis of presentation

The consolidated financial statements have been prepared using accounting principles generally accepted in Canada for interim reporting and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company, NovaGold Resources Alaska, Inc., and NovaGreenPower Inc. (formerly, Coast Mountain Power Corp). All significant intercompany transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it has determined the Company to be the primary beneficiary.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended November 30, 2006 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective for the Company’s first quarter commencing December 1, 2006:

a)	Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

b)	Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities that are not included in net income (loss) until realized.

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are accounted for using the equity method and not adjusted to fair market value. With the exception of Alexco Resources Corp. (“Alexco”), all of the investments have been designated as available for sale.

c)	Transition adjustment to opening balance: The adoption of Sections 1530 and 3855 impacts the opening equity of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $30,142,000, which is reported as an adjustment to the opening balance of accumulated other comprehensive income. Any unrealized gains or losses on the available- for-sale securities for the nine months ended August 31, 2007 are reported in the current period.

Capitalized interest

Interest costs relating to the construction in progress of mineral properties and related deferred costs are capitalized until commercial production is achieved.

Supplies inventory

Supplies inventory consists of supplies and spare parts to be consumed in operations, and is stated at the lower of average cost or replacement cost. Supplies inventory has been purchased for the Rock Creek project prior to production and transported to Nome, Alaska by barge to be available once the mine is in operations. Transportation costs have been capitalized.

Power project development costs

Consistent with prior periods, the Company capitalizes direct costs associated with development of its power projects. Costs associated with successful projects are reclassified as capital assets and amortized over the useful life of the projects. Costs of unsuccessful projects are written off in the year the project is abandoned.

NovaGold Resources Inc. Third Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

The recovery of power project development costs is dependent upon the successful completion of the projects. The success of the power projects is dependent upon receiving the necessary water and other licences and upon the ability of the Company to obtain the necessary financing to successfully complete the development and construction of the projects, to generate sufficient electrical power and to sell the electricity generated on a profitable basis.

Since the acquisition date of Coast Mountain Power Corp. in August 2006, the Company has capitalized $2.7 million of feasibility study expenditures. During the nine months ended August 31, 2007, $1.2 million was expended primarily associated with feasibility work on the Forrest Kerr project and pre-feasibility work associated with other related early-stage projects currently under evaluation.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

3	Variable interest entity

The Company had adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (“VIE”)” effective December 1, 2004 whereby the guideline requires the consolidation of VIEs by the primary beneficiary. During the quarter, the Company identified a VIE related to the Galore Creek project.

On August 1, 2007, the Company formed a 50%-50% partnership with Teck Cominco Limited (“Teck Cominco”) at the Galore Creek project. The Company contributed its assets in the Galore Creek project to the partnership, including the power generation and transmission rights, and Teck Cominco is funding an initial contribution of approximately $537 million, plus 50% of reclamation bonds. After the initial contribution is completed, both partners will be equally responsible to fund the project going forward. The Company determined that the Galore Creek partnership is a variable interest entity and consequently has used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that NovaGold is the primary beneficiary and consolidated the activities of the Galore Creek partnership from August 1, 2007.

The expenditures on the Galore Creek project have been recorded in property, plant and equipment for construction in progress costs and mineral properties and related deferred costs for exploration and development costs. Teck Cominco’s contributions of $77.6 million at August 31, 2007 have been recorded as a non-controlling interest in the partnership.

4 Property, plant and equipment	in thousands of Canadian dollars

	August 31
	2007
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	2,349	308	2,041
Office furniture and equipment	1,266	678	588
Leasehold improvements	575	139	436
Mining and milling equipment – Rock Creek	31,906	-	31,906
Construction in progress – Rock Creek	75,928	-	75,928
Construction in progress – Galore Creek	265,238	-	265,238

	377,262	1,125	376,137

NovaGold Resources Inc. Third Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

	November 30
	2006
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,179	210	969
Office furniture and equipment	1,027	470	557
Leasehold improvements	529	96	433
Mining and milling equipment – Rock Creek	20,863	-	20,863
Construction in progress – Rock Creek	30,483	-	30,483
Pre-construction costs – Galore Creek	76,442	-	76,442

	130,523	776	129,747

During the nine months ended August 31, 2007, a total of $188.8 million was expended on construction and pre-construction costs at the Galore Creek project, including payments for purchases of camps and other costs related to mobilization of equipment and contractors in anticipation of the receipt of all approvals necessary to commence construction. In addition, $56.5 million was expended at the Rock Creek project related to equipment purchases and the construction of the processing facilities, plant and buildings for the mine.

In August 2006, the Company completed the asset acquisition of Coast Mountain Power Corp. and its wholly-owned subsidiaries (collectively referred to as “Coast Mountain”). Under a plan of arrangement, Coast Mountain shareholders received 2,512,000 common shares of the Company valued at $44.4 million. Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. An additional $15.6 million was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

In September 2006, a dissenting shareholder of Coast Mountain, its former CEO, returned 225,880 common shares of the Company, valued at approximately $4 million, to the Company treasury. The former Coast Mountain CEO also commenced an action in the British Columbia Supreme Court against the Company claiming that he be paid $15 million as the value for his Coast Mountain shares. The Company has included in accounts payable an amount of $4 million representing the value of the shares returned to treasury. The Company believes this claim for additional funds is without merit. In October 2006, the former CEO of Coast Mountain also commenced an action in the British Columbia Supreme Court against Coast Mountain seeking wrongful dismissal damages arising out of the termination of his employment. The amount of the claim has not been determined at this time.

Coast Mountain is a “green power” company with run-of-river hydroelectric projects located near the Company’s Galore Creek copper-gold-silver project. Coast Mountain’s assets include the Forrest Kerr run-of river hydroelectric project, which is designed to generate and transmit up to 115 megawatts of electricity into the British Columbia hydroelectric grid. The project has received all critical approvals and permits necessary for the construction of the hydroelectric plant and related power transmission lines. The Company has not allocated any of the purchase price of Coast Mountain against Forrest Kerr.

The allocation of the purchase price was determined on the basis that the power generation and transmission rights will be used to provide power to the Galore Creek project. Amortization of these costs will begin when the Galore Creek assets are substantially placed into service.

During the nine months ended August 31, 2007, $215,000 of depreciation expense was recorded with respect to capital assets (nine months ended August 31, 2006 – $196,000).

NovaGold Resources Inc. Third Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

5 Investments	in thousands of Canadian dollars

	August 31
	2007
		Accumulated
	Cost	unrealized holding gains	Carrying value
	$	$	$
Temporary investments
5,374,544 shares of US Gold Corp.	3,534	30,433	33,967

Long-term investments
Equity investment
6,352,978 shares of Alexco Resource Corp. (market value – $22,934)	10,102	-	10,102
Available for sale
1,437,500 shares of TNR Gold Corp.	317	35	352
600,000 shares of Eagle Plains Resources Ltd.	82	326	408
600,000 shares of Copper Canyon Resources Ltd.	98	256	354
Other investments	176	639	815

	10,775	1,256	12,031

Total temporary and long-term investments	14,309	31,689	45,998

November 30
2006
Cost
$
Temporary investments
5,374,544 shares of US Gold Corp. (market value – $29,829)	3,534

Long-term investments
5,304,478 shares of Alexco Resource Corp. (market value – $27,212)	5,515
3,921,568 shares of Pioneer Metals Corporation (market value – $3,922)	1,000
1,437,500 shares of TNR Gold Corp. (market value – $359)	317
600,000 shares of Eagle Plains Resources Ltd. (market value – $432)	82
600,000 shares of Copper Canyon Resources Ltd. (market value – $450)	98
Other investments	176

7,188

Total temporary and long-term investments	10,722

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. With the exception of Alexco Resource Corp. (“Alexco”), all of the above investments have been designated as available for sale.

The Company has significant influence in Alexco and has accounted for the investment using the equity method. Alexco has a June 30th year end and is a related party, having two directors in common with the Company. During the nine months ended August 31, 2007, the Company recorded a $509,000 loss ($50,000 loss for the nine months ended August 31, 2006) resulting from accounting for the equity investment. During the nine months ended August 31, 2007, the Company recorded a $115,000 dilution gain with respect to the Company’s investment in Alexco ($398,000 dilution gain for the nine months ended August 31, 2006).

In December of 2006, Alexco completed a financing wherein the Company purchased 1,048,500 Units to maintain its pro-rata ownership of Alexco. Each Unit, purchased at a price of $4.75, consists of one common share and one half of one transferable common share purchase warrant which entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months.

On January 30, 2007, the Company exercised its common share purchase warrants issued to the Company for $686,000, receiving 1,960,784 common shares of Pioneer Metals Corporation (“Pioneer”). This transaction brought the Company’s holdings of

NovaGold Resources Inc. Third Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

5	Investments (cont.)

Pioneer to 5,882,352 common shares. On March 14, 2007, the Company sold its entire holdings of Pioneer as part of Pioneer’s amalgamation plans with its parent company, Barrick Gold Corporation, as per a Letter of Transmittal and agreed upon price of $1.00 per share. The Company received $5.9 million for the sale of such shares and recorded a gain of $4.2 million on the sale of the shares, and believes that there are sufficient tax pools to shelter any gains arising from this sale.

6	Mineral properties and related deferred costs

	in thousands of Canadian dollars
			Stock-based
	Balance –		compensation	(1)	Balance –
	November 30		Future income taxes	(2)	August 31
	2006	Expenditures	Accrued interest	(3)	2007
	$	$	$		$
Alaska, USA
Donlin Creek	49,868	58,443	2,570	(3)	110,881
Rock Creek	25,745	1,408	114	(1)	27,267
Ambler	10,161	3,135	23	(1)	13,319
Big Hurrah	5,619	199	-		5,818
Shotgun	4,469	-	-		4,469
Khotol	3,019	34	-		3,053
Baird	328	1,760	-		2,088
Saddle	781	541	-		1,322
Kugruk	255	964	-		1,219
Nome Gold	477	458	-		935
Other	100	1,656	-		1,756

British Columbia, Canada
Galore Creek			273	(1)
	189,387	19,495	9,986	(2)	219,141
Copper Canyon	3,682	1,559	-		5,241
Other	305	469	-		774

	294,196	90,121	12,966		397,283

In March 2007, the Company exercised its option to purchase 100% of the Galore Creek claims as part of the Galore Creek Option Agreement. The transaction closed on June 1, 2007. In accordance with the Galore Creek Option Agreement entered into in July 2003, the Company made a series of payments between 2003 and 2006, totaling US$7.8 million (Cdn$8.7 million), in the form of option payments. On June 1, 2007, a further US$12.5 million (Cdn$13.3 million) was paid for a total of US$20.3 million (Cdn$22 million). Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. An additional $9.7 million was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis. The expenditures on the Copper Canyon property relate mainly to the fair value totaling $1.4 million of the Company’s 74,074 common shares issued during the quarter as part of the property option agreement. In addition, $1.4 million was expended on engineering and environmental permitting at the Rock Creek project in Nome, Alaska.

For the nine months ended August 31, 2007, the Company recorded an additional US$52.2 million of expenditures at the Donlin Creek project based on Barrick Gold Corporation’s (“Barrick”) monthly budgets and statements of charges. The Company recorded expenditures based on its 70% ownership in the project bringing the total amount recorded to date to US$81.0 million. In addition, an amount of US$2.3 million was capitalized representing interest charged by Barrick to fund the Company’s share of the project’s development costs.

NovaGold Resources Inc. Third Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The Company is in dispute with Barrick on the percentage ownership of the Donlin Creek project. Each company believes it owns or will own 70% of the project and therefore, the expenditures of US$84.0 million, including accrued interest of US$3.0 million, recorded for the project in the Company’s financial statements may be overstated.

7	Share capital

	in thousands of Canadian dollars
Authorized	Number of	Ascribed
1,000,000,000 common shares, no par value	shares	value
10,000,000 preferred shares issuable in one or more series	(thousands)	$
Balance at November 30, 2006	91,565	533,658
Issued in quarter
For cash and fair value pursuant to stock option agreements	332	2,754
Pursuant to property agreement	74	1,433

Balance at February 28, 2007	91,971	537,845
Issued in quarter
For cash and fair value pursuant to stock option agreements	94	1,435
Pursuant to public offering – net	12,500	217,191

Balance at May 31, 2007	104,565	756,471
Issued in quarter
For cash and fair value pursuant to stock option agreements	60	436
For cash pursuant to warrant agreements	10	75

Balance at August 31, 2007	104,635	756,982
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-

Total issued and outstanding	104,644	756,982

a)	Common shares

During the nine months ended August 31, 2007, the Company issued shares valued at $4,625,000 as a result of stock option exercises. In February 2007, the Company issued 74,074 common shares fair valued at $1,433,000 to Copper Canyon Resources Ltd. as part of the Copper Canyon project’s option agreement.

In April 2007, the Company issued 12,500,000 common shares at $18.33 (US$16.25) per share for net proceeds of $217 million after commissions and expenses of $12.0 million.

b)	Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 three months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

During the nine months ended August 31, 2007, the Company granted 957,500 stock options (2,195,000 – nine months ended August 31, 2006). For the nine months ended August 31, 2007, the Company recognized a stock-based compensation charge of $4.4 million for options granted to directors, employees and non-employees in accordance with CICA 3870, of which $1.9 million and $0.4 million was capitalized to construction in progress in capital assets and mineral properties and deferred costs, respectively, and $2.1 million was charged to earnings.

NovaGold Resources Inc. Third Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each period are as provided below:

	Vesting during nine months ended	Granted during nine months ended
	August 31, 2007	August 31, 2007
Risk-free interest rate	3.50% - 4.73%	3.79% - 4.73%
Expected life	1.76 - 2.47 years	2.32 - 2.47 years
Expected volatility	42.0% - 44.9%	44.9% - 46.3%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

8	Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land, gravel and gold from its operations located in Nome, Alaska. The Company’s exploration assets are located in the United States and Canada and the geographical breakdown is shown in Note 6.

9	Commitments and contingencies

At August 31, 2007, the Company’s aggregate commitments for operating leases totalled $2.7 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at August 31, 2007 in the amount of $108.2 million for construction activities related to the access road and other infrastructure at the Company’s Galore Creek project, which commenced in the latter half of 2006, and US$6.0 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the end of 2007. The Company owed to Barrick US$84.0 million related to Donlin Creek expenditures plus interest that will be due after 2011 based on the expected production timeline.

NovaGold Resources Inc. Third Quarter Report 2007